UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 9)*

                          FIRST MARBLEHEAD CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    320771108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2008
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [ ]      Rule 13d-1(b)
              [ ]      Rule 13d-1(c)
              [X]      Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 pages

------------------                                           -------------------
CUSIP No. 32077108                   13G                     Page 2 of 7 Pages
------------------                                           -------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           William R. Berkley

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            5,071,549
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY        ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                5,071,549
       WITH          ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            0
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,071,549

---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           [ ]


                               Page 2 of 7 pages

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.1%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT


                               Page 3 of 7 pages

Item 1(a)           Name of Issuer:
                    --------------

                    The First Marblehead Corporation (the "Issuer")

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    The Prudential Tower
                    800 Boylston Street, 34th Floor
                    Boston, MA 02199-8157

Items 2(a)          Name of Person Filing; Address of Principal Business Office:
                    -----------------------------------------------------------

                    William R. Berkley ("Berkley")

Item 2(b)           Address of Principal Business Office or, if None, Residence
                    -----------------------------------------------------------

                    The address of Berkley is:

                    475 Steamboat Road
                    Greenwich, CT 06830

Item 2(c)           Citizenship:
                    -----------

                    For the citizenship of Berkley, see Item 4 of the cover sheet.

Item 2(d)           Title of Class of Securities:
                    ----------------------------

                    Common Stock, par value $0.01 per share ("Common Stock")

Item 2(e)           CUSIP Number:
                    ------------

                    320771108


                               Page 4 of 7 pages

Item 3              If this statement is filed pursuant to ss.ss. 240.13d-1(b)
                    ----------------------------------------------------------
                    or 240.13d-2(b) or (c), check whether the person is filing
                    ----------------------------------------------------------
                    as a:
                    ----

                    Not Applicable

Item 4.             Ownership:
                    ---------

                    (a) Amount beneficially owned:

                    As of December 31, 2008, (i) Berkley owned directly 3,879,525 shares of Common Stock, options to purchase 24,000 shares of Common Stock, which options are currently exercisable and 6,000 stock units issued under the Issuer's 2003 director stock plan, (ii) Berkley Peninsula LLC owned 375,000 shares of Common Stock, and (iii) The Berkley Family Foundation, Inc. ("The Berkley Foundation") owned 787,024 shares of Common Stock.

                    Berkley is the Managing Director and sole owner of Berkley Peninsula LLC and may be deemed to be the beneficial owner of the shares of Common Stock held by Berkley Peninsula LLC. Berkley is the President of The Berkley Foundation and may be deemed to be the beneficial owner of the shares of Common Stock held by The Berkley Foundation.

                    Berkley disclaims beneficial ownership of all shares of Common Stock owned by The Berkley Foundation.

                    (b) Percent of class

                    Based upon 99,085,300 shares of Common Stock outstanding, as reported in the Issuer's Form 10-Q filed on November 10, 2008, Berkley is deemed to hold 5.1% of the Issuer's outstanding Common Stock.

                    (c) Number of shares as to which the person has:

                    William R. Berkley: 5,071,549 shares with sole power to vote or to direct the vote; 0 shares with shared power to vote or to direct the vote; 5,071,549 shares with sole power to dispose of or to direct the disposition of; 0 shares with shared power to dispose of or to direct the disposition of.


                               Page 5 of 7 pages

Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

                    N/A

Item 6              Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    ------

                    N/A

Item 7              Identification and Classification of the
                    ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    -----------------------------------------

                    N/A

Item 8              Identification and Classification of Members of the Group:
                    ---------------------------------------------------------

                    N/A

Item 9              Notice of Dissolution of Group:
                    ------------------------------

                    N/A

Item 10             Certification:
                    -------------

                    N/A


                               Page 6 of 7 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2009


                                             By:  /s/ William R. Berkley
                                                  ------------------------------
                                                  WILLIAM R. BERKLEY


                               Page 7 of 7 pages